The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

June 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed June 8, 2020

File No. 333-232368

Dear Ms. Collins,

The OLB Group, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff” ) of the U.S. Securities and Exchange Commission (the “Commission” ), dated June 10, 2020, regarding Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on June 8, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 8 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 7 to Form S-1 Filed June 8, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 61

1.	Your revised disclosures in response to prior comment 4 indicates that the company utilized the services of an independent appraisal firm to perform a quantitative assessment of indefinite lived intangible assets and goodwill. This disclosure appears to indicate that you are attributing the determination of fair value to the unrelated valuation specialist. As a result, you must disclose the name of the valuation firm and include their consent. Alternatively, you may modify your disclosure to indicate, if true, that the responsibility for determining the value rested with you and the valuation report was used as part of your analysis. Please revise accordingly. Refer to Rule 436(b) of the Securities Act.

The Company has revised the Registration Statement in response to the Staff’s comment by disclosing the name of the valuation firm and has included the consent of the valuation firm as Exhibit 23.4 to the Registration Statement.

2.	Please revise to clarify, if true, that the “implied” fair value of goodwill exceeded its carrying value at December 31, 2019 or explain. Refer to ASC 350-20-35-2.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Securities and Exchange Commission

June 11, 2020

Notes to the Consolidated Financial Statements

Note 3. Liquidity and Capital Resources, page F-17

3.	Your state here that you believe you will be able to fund future liquidity and capital requirements through cash flows generated from your operating activities alone for a period of twelve months. However, your disclosure on page 59 indicates that you will need other capital sources, such as funding from one of your significant shareholders, in addition to the cash flows generated from your operating activities to fund your future liquidity and capital requirements. Please revise your disclosures here and on page F-39 to resolve this inconsistency, or explain further the basis for your conclusion.

The Company has revised the Registration Statement to clarify that the Company will be able to fund future liquidity and capital requirements through cash flows generated from its operating activities alone for a period of twelve months.

Exhibits

4.	Please revise Exhibit 23.2 to remove the reference to the report of Liggett & Webb dated October 3, 2018 as that report is no longer included in the filing.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP